GRIFFIN CAPITAL SECURITIES, LLC

(SEC I.D. NO. 8-47891)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47891

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffin Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Ishioka	(949) 739-7727	rishioka@apollo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Cory Calvert and David Lang, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Griffin Capital Securities, LLC, as of and for the year ended December 31, 2022, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Cory Calvert
Member of the Board of Managers

David Lang
FINOP

Subscribed to before me this
_____ the date of _____ 2023

See attached

Notary Public



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 13 day of March, 2023
Date *Month* *Year*

by Cory Calvert

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

Signature: [signature]
Signature of Notary Public

ROCIO AVALOS
Notary Public - California
Orange County
Commission # 2335133
My Comm. Expires Oct 9, 2024

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: __________ Number of Pages: _____





CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 13 day of March, 2023
Date *Month* *Year*

by Tuan (David) Lang

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

Signature: [signature]
Signature of Notary Public

ROCIO AVALOS
Notary Public - California
Orange County
Commission # 2335133
My Comm. Expires Oct 9, 2024

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

GRIFFIN CAPITAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112 USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Griffin Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 13, 2023

We have served as the Company's auditor since 2022.

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash	$	13,596,217
Accounts Receivable		34,179
Prepaid Expenses and Other Assets		648,939
Goodwill		13,153,157
Intangible Assets (Net)		5,316,667
Right of Use Asset		541,251
Property and Equipment (Net)		73,524
TOTAL ASSETS	$	33,363,934

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts Payable and Other Liabilities	$	494,161
Accrued Compensation		747,117
Due to Member		4,305,160
Lease Liability		609,568
TOTAL LIABILITIES		6,156,006
MEMBER'S EQUITY		27,207,928
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,363,934

The Accompanying Notes are an Integral Part of The Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

NOTE 1 - ORGANIZATION

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Company, LLC (Griffin and, formerly Griffin Capital Corporation). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities of the alternative investment products sponsored by Griffin. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company has not engaged in carrying securities accounts for clients, receiving or holding securities or funds of clients, or acting as an investment adviser.

On December 1, 2021, Griffin Capital, LLC and Griffin Capital Asset Management Company, LLC ("GAMCO") entered into a Transaction Agreement (the TA) with Apollo Global Management, Inc. ("Apollo", or "AGM") and affiliates pursuant to which Apollo would acquire the Company and various subsidiaries owned in whole or in part by GAMCO, including the advisors to the Griffin Capital Institutional Access Real Estate Fund and GIA Credit Fund, and its affiliates. The acquisition of the Company closed on March 1, 2022 after FINRA provided approval to transfer the Company to Apollo. The Company is a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent", or "AMH"), a Delaware Limited Partnership. Both the Company and the Parent are consolidated subsidiaries of AGM.

The acquisition of the Company was treated as a single acquisition and separate from the acquisition of the various subsidiaries of GAMCO. The Company and the Parent agreed to elect pushdown accounting to its stand-alone financial statements to reflect the new accounting basis at fair value as of the acquisition date. The Company recognized and measured the identifiable assets acquired and liabilities assumed separately from goodwill at acquisition date fair value. Identifiable assets included cash, intangible assets, leased asset and liability, prepaid expenses, accounts receivable and property and equipment.

The opening balance sheet for the Company as of March 1, 2022 excluded certain account balances that were retained by Griffin. The Company transferred cash to Griffin for the net balance of the deferred compensation plan asset and liability balances and the executive bonus accrual balance, partially offset by resort hotel deposits and information technology prepaid balances retained by Griffin.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Real Estate Fund (GIREX). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with GIREX, a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

NOTE 1 – ORGANIZATION (continued)

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Credit Fund (Credit Fund). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

On November 15, 2021, the Company entered into a master placement agent agreement with Griffin Capital Qualified Opportunity Zone Fund III, L.P. (QOF III) as the exclusive master placement agent in connection with the distribution of limited partnership interests in a Delaware limited partnership, pursuant to a Confidential Private Placement Memorandum of QOF III dated November 15, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   BASIS OF PRESENTATION

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As reflected in the financial statements, the Company has experienced recurring operating losses for the year ended December 31, 2022 as well as negative cashflows from operating activities in prior years. Because of these conditions and events, the Company remains reliant upon funding from the Parent, which has guaranteed its commitment to the Company to provide the necessary level of financial support through March 31, 2024, to enable the Company to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern.

(b)   USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company's most significant estimates include goodwill, intangible assets and bonus compensation accruals. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from the estimates that were used.

(c)   CASH

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(d)   ACCOUNTS RECEIVABLE

Accounts receivable are recorded net of doubtful accounts and consist of commission revenue that is accrued daily based on sales activity. Commission revenue is collected from the Distributor on a bi-weekly basis and in accordance with the wholesale marketing agreements with the Distributor. The Company did not record an allowance for doubtful accounts as of December 31, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   **PREPAID EXPENSES AND OTHER ASSETS**

Prepaid expenses are recorded as assets and expensed when the event occurs or based on straight-line amortization over the service period. Prepaid conference expenses include sponsorship fees, deposits and travel arrangements which are expensed when the event occurs. All other prepaid expenses are amortized over the respective service periods.

(f)   **GOODWILL AND INTANGIBLE ASSETS**

Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing or more frequently if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the goodwill impairment test is not required. If it is concluded otherwise, the Company is required to perform the goodwill impairment test. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the Company's goodwill exceeds the fair value. The fair value of reporting units are based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment as needed when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated. Refer to Note 5, Goodwill and Intangible Assets, for further information.

(g)   **FAIR VALUE MEASUREMENTS**

The Company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting",* for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability). Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash, accounts receivable and accounts payable and other liabilities.

As of February 28, 2022, the Company's assets and liabilities subject to the provisions of ASC 820 included deferred compensation plan assets and liability, and the carrying amounts for each asset and liability approximated fair value. As part of the purchase/sale agreement, the deferred compensation plan assets and liability were retained by Griffin and not reflected in the Company's statement of financial condition as of December 31, 2022.

(h)   PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(i)   OPERATING LEASE ASSET/LIABILITY

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases, and is a lessee in two operating leases for office space with lease terms greater than 12 months that are subject to this standard (see Note 7 – Commitment and Contingencies). Right-of-use (ROU) assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the remaining lease term. The Company uses its incremental borrowing rate (IBR) as the discount rate in determining the present value of future lease payments, as the interest rates implicit in its lease arrangements were not readily determinable.

(j)   ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts Payable include amounts due to vendors and accrued liabilities. Accruals for liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information.

(k)   ACCRUED COMPENSATION

Accrued compensation includes amounts due to sales team members for the 4th quarter true-up bonuses. 75% of the quarterly target bonus is paid in the first available payroll of each quarter. The remaining true-up is calculated and based on achievement of cumulative sales objectives and metrics set by Sales Management and paid no later than the third available payroll of the following quarter. The 4th quarter true-up bonuses were paid on the payroll run dated February 15, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) INCOME TAXES

The Company is a limited liability company, with the Parent as the sole member ("Member"). As a single member limited liability company, the Company is considered to be a disregarded entity for Federal Income Tax purposes and, as such, not liable for income tax. Thus, the taxable income or loss of the Company is reflected on the tax return of the Member. The Company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

(m) SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred subsequent to December 31, 2022 through the date these consolidated financial statements were issued. The Company received capital infusions totalling $6,000,000 from the Member during the months of January and February 2023. The Company determined that there were no other events or transactions during such period requiring recognition or disclosure in the financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 126,614
Office and Computer Equipment	286,747
Leasehold Improvements	233,882
TOTAL	647,243
Less: Accumulated Depreciation	(573,719)
NET PROPERTY AND EQUIPMENT	$ 73,524

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022, the Parent paid expenses on behalf of the Company. The amount due from the Company as of December 31, 2022 was $4,305,160 and recorded as Due to Member. In connection with the March 1, 2022 acquisition of the Company, Apollo provided $21,816,864 of total purchase consideration including the issuance of $21,066,864 worth of AGM common shares and $750,000 in cash.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

Based on the purchase price allocation, Apollo recorded goodwill of $13,153,157 for the acquisition of the Company including its assembled workforce and retail distribution network. Goodwill represents the excess of purchase price paid over the fair value of identifiable net assets of the acquired business. The Company performed its annual goodwill impairment test and did not identify any impairment.

The change in goodwill during the year is as follows:

Balance at January 1, 2022	$ -
Goodwill at acquisition	13,153,157
Impairment	-
Balance at December 31, 2022	$ 13,153,157

As part of the acquisition discussed above, Apollo acquired the Company's distribution network that includes valuable technology and distribution agreements and the gross carrying amount and accumulated amortization were as follows as of December 31, 2022:

	2022	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Distribution network	$ 5,800,000	$ 483,333
Total	$ 5,800,000	$ 483,333

NOTE 6 - EMPLOYEE BENEFIT PLAN

During 2022, employees of the Company were eligible to participate in both the Griffin and AMH 401(k) plans, upon achieving certain eligibility requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations.

Pursuant to the plan, the Company will make employer matching contributions equal to 50% of the first 6% of elective contributions. The employer match contributions, along with earnings, is subject to the following vesting schedule

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

NOTE 7 – COMMITMENTS AND CONTINGENCIES

(a)   LITIGATION

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b)   GUARANTEES

FASB ASC 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability

(c)   LEASES

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expired in August 2018 and was extended through February 2024 using an incremental borrowing rate of 3.51%. The office lease in Irvine, CA was further extended through May 2025 and remeasured on June 1, 2020 using an incremental borrowing rate of 2.37%.

The Company is obligated under these third party operating leases as follows:

Year ending December 31, 2022	Office
Operating lease - Third party	
2023	$ 385,943
2024	177,644
2025	56,950
Total future minimum rental payments	620,537
Less:	
Imputed interest	(16,126)
Prepayments	(63,160)
Right-of-use asset - Third Party	541,251

As of December 31, 2022, the Company had a $609,568 lease liability and a $541,251 ROU asset on its statement of financial condition. The weighted average incremental borrowing rate between the two office leases was 2.91%.

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $8,015,642, which exceeded the minimum requirement by $7,641,325.

The Company is not subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5.

NOTE 9 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support through March 31, 2024. As part of the acquisition, the Company recognized contribution in-kind of $18,513,689, consisting of Goodwill and Intangible Assets; partially offset by prepaid deposits reatained by Griffin. The Parent will, and has the ability, to fully support the operating, investing, and financing activities of the Company, as evidenced by the $39,750,000 of contributed capital disclosed in the Statement of Cash Flows.